File No. 70-10177

UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Application of Northeast Utilities,	)	CERTIFICATE PURSUANT TO RULE 24
NU Enterprises, Inc.	)	UNDER THE PUBLIC UTILITY HOLDING
Select Energy, Inc.	)	COMPANY ACT OF 1935
on Form U-1)

Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Northeast Utilities ("NU"), a registered holding company, hereby files this quarterly report as required by the Securities and Exchange Commission's order authorizing the use of proceeds of financing transaction for investment in Exempt Wholesale Generators.  (HCAR No. 35-27868, June 30, 2004, and HCAR No. 35-27868A, July 2, 2004, File No. 70-10177) ("Order").

For the quarter ended December 31, 2004, the following information is reported pursuant to the Order.

1)

A computation in accordance with rule 53(a) (as modified by the Commission's order in this proceeding) of NU's aggregate investment in EWGs.

As of December 31, 2004, NU's aggregate investment in EWGs was approximately $448.2 million, or 52.4% of its average Consolidated Retained Earnings for the most recent four quarters of approximately $855.4 million.

2)

A computation in accordance with rule 53(a) setting forth NU’s “aggregate investment” in EWGs as a percentage of (a) total consolidated capitalization; (b) net utility plant; (c) total consolidated assets; and (d) aggregate market value of NU’s common equity, all as of the end of the quarter.

	As of December 31, 2004
	(Thousands of Dollars)%
NU's aggregate investment in EWGs	$448,174	-%
a) Total consolidated capitalization	7,020,134	6.4
b) Net utility plant	5,864,161	7.6
c) Total consolidated assets	11,655,834	3.8
d) Aggregate market value of NU's common equity	2,296,711	19.5

3)

Consolidated capitalization ratios of NU, CL&P, PSNH and WMECO as of the end of the quarter, with consolidated debt to include all short-term debt and non-recourse debt of the EWG(s):

NU Consolidated	As of December 31, 2004
	(Thousands of Dollars)%
Common shareholder's equity	$2,296,711	32.7%
Preferred stock	116,200	1.7
Long-term and short-term debt	3,060,733	43.6
Rate reduction bonds	1,546,490	22.0
	$7,020,134	100.0%

The Connecticut Light and Power Company (CL&P)	As of December 31, 2004
	(Thousands of Dollars)%
Common shareholder's equity	$822,292	26.6%
Preferred stock	116,200	3.8
Long-term and short-term debt	1,157,916	37.4
Rate reduction bonds	995,233	32.2
	$3,091,641	100.0%

Public Service Company of New Hampshire (PSNH)	As of December 31, 2004
	(Thousands of Dollars)%
Common shareholder's equity	$399,699	30.4%
Long-term and short-term debt	487,590	37.0
Rate reduction bonds	428,769	32.6
	$1,316,058	100.0%

Western Massachusetts Electric Company (WMECO)	As of December 31, 2004
	(Thousands of Dollars)%
Common shareholder's equity	$164,472	30.7%
Long-term and short-term debt	248,584	46.4
Rate reduction bonds	122,489	22.9
	$535,545	100.0%

4)

Analysis of the growth in consolidated retained earnings which segregates total earnings growth of NGC and each additional EWG from that attributable to other subsidiaries of NU.

Retained earnings statement as of December 31, 2004:

	NGC	NU Consolidated
(Thousands of Dollars)
Beginning balance as of October 1, 2004	$41,643	$833,237
Additions:
Net income	11,139	33,062
Deductions
Dividends declared - common shares	7,000	20,956
Ending balance as of December 31, 2004	$45,782	$845,343

5)

A statement of revenues and net income for each EWG for the twelve months ending as of the end of the quarter:

Twelve Months Ended December 31, 2004	NGC
(Thousands of Dollars)

Revenues	$153,891
Net Income	$ 42,016

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

NORTHEAST UTILITIES
(Registered Holding Company)

/s/ John P. Stack
John P. Stack
Vice President - Accounting and Controller
Northeast Utilities
P.O. Box 270
Hartford, CT 06141-0270
February 25, 2005